SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 20 March, 2020

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

BP p.l.c.
Board changes

The Board of BP p.l.c. makes the following announcement:

Paula Reynolds will be appointed as the senior independent director with effect from the conclusion of the Annual General Meeting (AGM) to be held on 27 May 2020, to succeed Sir Ian Davis.  Subject to re-election at the AGM, Sir Ian will be retiring from the board in due course at which time a further announcement will be made.

This notice is given in fulfilment of the obligations under paragraphs 9.6.11R of the Listing Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 20 March 2020
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary